FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

•

 EXHIBITS

Exhibit 1	Press release dated March 3, 2003.

TransAlta to issue Cdn$192 million in common shares

CALGARY, Alberta (March 3, 2003) - TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that it has agreed to sell 12 million of its common shares at Cdn$16.00 per share for gross proceeds of Cdn$192 million. The common shares are being sold principally in Canada in a public offering. A limited portion of the common shares may be sold to qualified institutions in the United States in transactions exempt from the registration requirements of the Securities Act of 1933.

TransAlta has also granted the Canadian underwriters an option, exercisable until 48 hours prior to closing of the offering, to acquire up to an additional three million common shares at the offering price. In addition, TransAlta has granted the Canadian underwriters a further option to acquire a maximum of 2.25 million additional common shares at the offering price for the purpose of covering over-allotments.

Net proceeds from the offering will be used for general corporate purposes, including repayment of debt and financing of TransAlta's long-term capital investment plan. The offering is scheduled to close on March 21, 2003.

The common shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy such common shares in any jurisdiction in which such an offer or sale would be unlawful and is issued pursuant to Rule 135c under the Securities Act of 1933.

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico. TransAlta's Web site is www.transalta.com.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation.  These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements.  Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz

Daniel J. Pigeon

Media Relations Specialist

Director, Investor Relations

Phone:  (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: March 3, 2003